

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Shy Datika
Chief Executive Officer
INX Ltd
Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA

Re: INX Ltd
Form 6-K
Response Dated February 21, 2023
File No. 000-56429

Dear Shy Datika:

We have reviewed your February 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2022 letter.

Current Report on Form 6-K filed November 15, 2022

General

1.   We note your response to comment 1. Please augment your disclosure in this area by providing to us and include in future filings a table of all of the crypto assets and security tokens you offer services in on INX.One, or elsewhere in your corporate structure. Also note in this disclosure, the services you offer for each crypto asset or security token, as well as each jurisdiction where such services are offered.

2.   Refer to your response to comment 3. Please revise the risk factor in your response letter to remove the statements that the legal test for determining whether any given crypto assets may "evolve over time" and that the SEC's views in this area have "evolved over

time" and continue to evolve. Please remove these statements as the legal tests are well established by U.S. Supreme Court case law and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

3. Refer to your response to comment 8. In future filings, please disclose the material terms of your agreement with BitGo for acting as the custodian of your client's crypto assets and your own crypto assets, including a description of BitGo's insurance and the degree to which BitGo's insurance provides coverage for the loss of your client's crypto assets and your crypto assets. In addition, please add risk factor disclosure regarding the risks of holding all of your client's crypto assets and your crypto assets in hot wallets.

4. Refer to your response to comment 23. In future filings, please expand the disclosure in the risk factors to identify specific pending material crypto asset legislation or regulation in the jurisdictions in which you offer your services and products.

5. Refer to your response to comment 25. In future filings, please identify the partnering banks that hold your customers' funds.

6. Refer to your response to comment 26. In future filings, please provide quantitative information regarding the price volatility of crypto assets.

7. Refer to your response to comment 29. Please revise the disclosure in future filings to provide risk factor disclosure that your INX Digital trading platform may be operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency in the United States, and discuss the potential consequences associated with those risks. In this regard, we note your response that INXD is licensed to operate as a money transmitter in 43 U.S. states plus Washington D.C. and Puerto Rico and that INXS is registered as a broker-dealer in United States.

Exhibit 99.1: Unaudited Consolidated Interim Financial Statements for the period ended September 30, 2022
Notes to Condensed Consolidated Interim Financial Statements
Note 2: Significant Accounting Policies
h. Digital Assets, page F-16

8. We acknowledge your response to the second bullet to prior comment 32. Please represent to us that in your upcoming 2022 Form 20-F you will revise your disclosure to clarify that you no longer carry digital asset as indefinite-lived intangible assets with the advent of your trading platform. Otherwise tell us why this disclosure is not meaningful to an investor's understanding to your current operations.

9. We acknowledge the response to the fourth bullet of prior comment 32 and your statement that the principal market or most advantageous market for your digital assets held is frequently not known or determinable and your reference to the provision in IFRS 13.17

that an entity need not undertake an exhaustive search of all possible markets to identify the principal or most advantageous market. Please address the following and reference the authoritative literature you rely upon to support your position:

- Tell us how an aggregated price from multiple exchanges and platforms on coinmarketcap.com can represent the price from a single market contemplated in IFRS 13.16.
- Tell us how you considered the second sentence in IFRS 13.17 that the market in which you normally transact for each digital asset is presumed to be your principal or most advantageous market.
- Tell us whether you identify a principal or most advantageous market for each digital asset you hold and separately determine that the difference between the prices in these markets and on coinmarketcap.com at each reporting period are immaterial. To the extent that you do not make this assessment each reporting period and rely on your belief that any difference would be immaterial, tell us how you do not have a significant deficiency or material weakness in internal controls over financial reporting given the requirement to identify a single principal or most advantageous market for each digital asset held.

i. Revenue recognition, page F-17

10. We acknowledge your response to prior comment 33. Please provide us with the following additional information as it relates to Sales of Digital Assets by Customers.

- Explain the differences between a market, limit or stop order trade type. Provide us with separate, step by step examples, of each type of sale transaction including a description of how the sold crypto moves from one customer wallet to another.
- For trade types that are not executed immediately, explain why and tell us when customer accounts are updated to reflect sales of crypto.
- Provide us a complete accounting analysis with citations to the authoritative literature that supports your determination that the company does not control the cryptocurrency being provided before it is transferred to the buyer. Refer to paragraph 33 of IFRS 15.
- In Section 3.4 of the INX Digital User Agreement, you indicate that “INX Digital may use shared Digital Currency wallets, controlled by INX Digital or an INX Custodial Partner. INX Digital may commingle users’ Digital Currencies.”
  - Explain how frequently you use shared Digital Currency wallets and which trade types they are used for.
  - Include how you considered the commingling of users' Digital Currencies in shared Digital Currency wallets, controlled by INX Digital or an INX Custodial Partner, in the accounting analysis requested above.
- In Section 4.2 of the INX Digital User Agreement you indicate for sales transactions, “to secure the performance of your obligations under this Agreement, you may be required to grant to INX Digital or one of the INX Custodial Partners a lien on and security interest in and to the balances in your INX Digital Account.”
  - Provide us an example of a trade with INX Digital or one of the INX Custodial

Partners that would require a customer to grant a lien on its INX Digital Account and the purpose of such lien. We note the statement in your response that "the customer must have sufficient buying power (sufficient USD or relevant digital assets balance in the account) for the order to be executed." Tell us whether the company provides any liquidity support to its customers for digital asset sales transactions.

- ° Include how you considered any company provided liquidity support in the accounting analysis requested above.

Exhibit 99.2: Management's Discussion and Analysis of Financial Condition and Results of Operations
Operational Highlights, page 15

11. We acknowledge your response to prior comment 31. Please confirm that you will provide the disclosures referred to in your response in your upcoming Form 20-F. Otherwise explain to us how these disclosures would not be meaningful to an investor's understanding of your results of operations over time notwithstanding your indication that your revenues have not been significant in the past.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sonia Bednarowski at (202) 551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Mark Selinger